Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: NI 43-101 Technical Report for the Young-Davidson Mine, Matachewan, Ontario, and Effective Date: December 31, 2016

I, Jeffrey Volk, residing at 10063 Silver Maple Rd, Highlands Ranch, CO, USA, do hereby certify that:

1)	I am employed as Director – Reserves and Resources with Alamos Gold Inc. (Alamos) with an office at 181 Bay St, Suite 3910, Toronto, Ontario, Canada;

2)	I graduated with a Master of Science degree in Structural Geology from the Washington State University in 1986. In addition, I have obtained a Bachelor of Arts degree in geology from the University of Vermont in 1983. I have over 27 years of operational and consulting experience and continuous employment in the minerals industry, specifically in mineral resource estimation, production geology, feasibility studies and economic evaluations. I am knowledgeable in all aspects of public reserve/resource disclosure and compliance. I have completed resource modeling, due diligence, acquisition and evaluations assignments for precious and base metals, platinum group metals, laterite and uranium in Russia and the Former Soviet Union, Australia, Africa, Peru, Philippines, Mexico, Chile and North America gained with Barrick Gold, SRK and Alamos Gold;

3)	I am a fellow of the Society of Economic Geologists and a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG #CPG-10835 ). I am also a Fellow and Member of the Australian Institute of Mining and Metallurgy (FAusIMM #304113);

4)	I have personally inspected the subject project November 30, 2016;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, I am not independent of the issuer as defined in Section 1.5 of National Instrument 43-101. I am employed by Alamos Gold Inc., which is a producing issue;

7)	I am the co-author of this report and responsible for sections 1.4, 1.5, 7, 8, 9, 10, 11, 12, 14, 23, 25.2, and 26.1 and accept professional responsibility for those sections of this technical report;

8)	As an employee of the issuer I have been involved with the property continuously since August 1, 2012;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	That, as of the date of the effective date, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Toronto, ON	/s/ Jeffrey Volk
January 25, 2017	Jeffrey Volk, Alamos Gold Inc.
Director – Reserves and Resources